STAYMENITY, LLC
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
AND FOR THE PERIOD ENDED JULY 31, 2023

	2021	2022	2023
OPERATING REVENUE			
Revenue	$ -	$ -	$ -
TOTAL OPERATING REVENUE	-	-	-
OPERATING EXPENSES			
Contractors	$ 21,381	$ 62,411	$ 22,991
Subscriptions	26	427	1,616
Verification services	513	393	129
Website Hosting Fees	331	977	1,471
Legal	3,482	325	5,000
State Filing	-	-	300
TOTAL OPERATING EXPENSES	$ 25,733	$ 64,533	$ 31,507
Net Income (Loss)	$ (25,733)	$ (64,533)	$ (31,507)